VIA EDGAR

February 4, 2010

Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F St., NE

Washington, D.C. 20549

Re:	American Technology Corporation

Form 10-K for the Fiscal Year Ended September 30, 2009

Filed December 1, 2009

Form 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2009

File No. 0-24248

Dear Mr. Spirgel:

We are in receipt of the Staff’s letter dated January 22, 2010 with respect to the above-referenced SEC filings. We are responding herein to the Staff’s comments as set forth below.

As requested by the Staff’s letter, management acknowledges that: American Technology Corporation (“the Company”) is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Forms referenced above. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Revenue Recognition, page F-9.

1.	Tell us and disclose the:

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Terms of your distributors’ rights of return. In this regard, we note that you attributed the increase in fiscal 2009 revenues in part to an “expanded sales distribution.” Refer to pages 4 and 26 in your filing. Explain your revenue recognition policy for sales to independent resellers and system integrators and refer to your basis in the accounting literature.

Company Response: The Company does not use distributors in selling its products. As described further below, the Company sells its products through the following three channels of distribution; (1) Independent Resellers, (2) System Integrators, and (3) Direct Sales. None of its customers, resellers or sales agents warehouse inventory or serve as stocking distributors. In each sale of the Company’s products to either independent resellers or systems integrators, the end user has been identified at the time of the sale and the product is proposed based on the specific application intended by the end user. Most of the Company’s shipments are made directly to the end user. The Company does not offer a right of return to any of its customers. The only returns that are accepted are in accordance with the Company’s policy for product warranty.

Generally, the Company recognizes revenues in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which requires that four basic criteria must be met before revenue can be recognized: (1) Persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Each of the Company’s sales channels and the respective revenue recognition policy is described in more detail below:

1.	Independent Resellers – The Company has a network of resellers, each targeting a specific market or geographic territory. The resellers identify potential customers through their networks, provide product demonstrations and conduct sales to end users. The reseller is involved in the determination of product or service specifications, determines pricing, has credit risk on the transaction and has inventory risk for the product, at least for a short period of time. The reseller only orders for specifically identified customers, and does not place stocking orders. Revenue related to sales to independent resellers is recognized in accordance with SAB 104. The Company does not offer any inducements to resellers requiring accounting under ASC 605-50-25. No right of return is offered by the Company and accordingly the revenue recognition considerations included in ASC 605-15-25-1 are not applicable.

2.	System Integrators – The Company has a number of system integrators that function similar to resellers, except that they generally integrate the Company’s product with other products to provide a solution to an end-user. The system integrator is involved in the determination of product or service specifications, determines pricing, has credit risk on the transaction and has inventory risk for the product. The Company’s system integrators do not place stocking orders. Any product delivered to them is generally inventoried only for the time required to integrate for a specific end user customer. Revenue related to sales to system integrators is recognized in accordance with SAB 104. The Company does not offer any inducements to system integrators requiring accounting under ASC 605-50-25. No right of return is offered by the Company and accordingly the revenue recognition considerations included in ASC 605-15-25-1 are not applicable.

3.	Direct sales to end users and defense-related companies – The Company uses an inside sales force and third party sales representatives to identify opportunities for its product and generate sales directly to end users. For direct sales, the Company determines the product or service specifications, determines pricing of the product, has the credit risk on the transaction and has inventory risk for the product until title passes to the customer. All products sold either by our inside sales force or third party sales representatives are shipped directly to the customer. A commission payment is made to the representatives, generally reflected as a percentage of sales. Revenue related to sales by our inside sales force or third party sales representatives is recognized in accordance with SAB 104. The Company does not offer any inducements to customers purchasing products through our inside sales force or third party sales representatives requiring accounting under ASC 605-50-25. No right of return is offered by the Company, and accordingly, the revenue recognition considerations included in ASC 605-15-25-1 are not applicable.

The statement that the Company’s sales increased due to “expanded sales distribution” is in reference to an expanded channel of distribution through an increased number of representatives and resellers during the year, as well as new customers identified by the inside sale force. As the Company adds resellers and representatives to assist in sales efforts, it increases the markets and geographic territory it is able to cover and this has resulted in increased revenue.

In response to the Staff’s comments, the Company has expanded its revenue recognition accounting policy disclosure to clarify the treatment for sales to resellers and system integrators and the Company’s right-of-return policy. The following policy was included in the Company’s Form 10-Q for the period ended December 31, 2009 filed on February 2, 2010 and will be included in future filings as applicable:

Revenue Recognition

The Company derives its revenue primarily from two sources: (i) product sales, and (ii) contract and license fees.

Product sales to customers, including resellers and system integrators, are recognized in the periods that products are shipped to customers (FOB shipping point) or received by customers (FOB destination), when the fee is fixed or determinable, when collection of resulting receivables is probable and there are no remaining obligations on the part of the Company. Most sales to resellers and system integrators are based on firm commitments from the end user; as a result resellers and system integrators carry little or no inventory. Revenues from associated engineering and installation contracts are recognized based on milestones or completion of the contracted services. The Company’s customers do not have the right to return product unless the product is found to be defective.

In limited circumstances, product sales may be recognized prior to shipment when, based on the Company’s evaluation, the criteria specified in ASC 605-10-S99-1 for recognizing revenue under bill and hold arrangements have been met.

The Company provides research and development services and licenses its technology to third parties. Revenues from up-front license and other fees and annual license fees are evaluated for multiple elements but are generally recognized ratably over the specified term of the particular license or agreement. Revenues from ongoing per unit license fees are earned based on units shipped and are recognized in the period when the ultimate customer accepts the product and collection is reasonably assured.

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Nature of a “qualifying bill and hold arrangement.” Please provide us your analysis of how revenue recognition pursuant to such an arrangement complies with the conditions set forth in ASC 605-10-S99-1 regarding bill and hold arrangements under 3. Delivery and performance.

Company Response: The Company recorded one transaction in the Company’s history on a “Bill and Hold” arrangement in the quarter ended September 30, 2008. Revenue was recognized on this transaction based on meeting the requirements of ASC 605-10-S99-1. Below are the criteria outlined in ASC 605-10-S99-1 (SAB Topic 13) for revenue recognition under a bill and hold arrangement, followed by the Company’s basis for meeting that criteria:

1.	The risks of ownership must have passed to the buyer

Company’s Basis: The Company received a letter signed by the customer’s Chief Executive Officer stating that the customer has purchased the product from the Company, acknowledging that it takes ownership of the units, and asking the Company to hold the product for the customer until it is ready to take this product for its intended project. The Company’s product was one component of a large integration project and other portions of the project were behind schedule.

2.	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation

Company’s Basis: The Company received a written purchase order from the customer that represented a fixed commitment for the purchase of the product at the specified price.

3.	The buyer, not the seller, must request that the transaction be on a bill and hold basis. Such requests typically should be set forth in writing by the buyer. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.

Company’s Basis: See the response to #1 above.

4.	There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry)

Company’s Basis: The customer provided an estimate of when the units would be required for its project.

5.	The seller must not have retained any specific performance obligations such that the earning process is not complete

Company’s Basis: The product sold to the customer was standard off the shelf product, and the purchase agreement did not include any specific post-sale performance obligations for the Company.

6.	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders

Company’s Basis: The units purchased by the customer pursuant to this arrangement were physically segregated from the Company’s inventory and removed from the Company’s accounting system at the time the revenue was recognized so that it was not recognized as the Company’s inventory or used to fill any other sales orders.

7.	The equipment [product] must be complete and ready for shipment

Company’s Basis: The product was complete when the sale was recorded. The customer sent an engineer to the Company for inspection of the units and training on the product, prior to recognizing the revenue.

In addition to our analysis outlined above, we considered the fact that the product was paid for in full as additional compelling support for this transaction meeting the criteria necessary to record revenue prior to shipment. 50% of the selling price was paid when the order was placed and the balance was paid following inspection and training on the units. Shortly after final payment, the Company received the letter from the customer’s Chief Executive Officer as referenced in item 1 above acknowledging that they were taking ownership of the units and asking us to hold the product for them until the project was ready. Based on such letter, management understood that the customer had assumed the risk of loss in the event of a decline in the market value of the Company’s product. At that point, we evaluated and concluded that the bill and hold criteria outlined in ASC 605-10-S99-1 had been met, and the revenue was recorded.

There were no such transactions in the year ended September 30, 2009, but in the event that future transactions occur for which the Company determines that recognition of revenue prior to shipment is appropriate based on the bill and hold criteria set forth in ASC 605-10-S99-1, expanded disclosures outlining the applicable criteria will be included in future filings, as applicable.

Please direct any questions regarding the foregoing information to the undersigned at 858-676-0515. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Katherine H. McDermott
Katherine H. McDermott
Chief Financial Officer
American Technology Corporation

c:	Thomas R. Brown

Laura M. Clague

Joshua E. Little

Michael H. Lorber